

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2020

Andrew A. McKnight
Chief Executive Officer
Fortress Value Acquisition Corp.
1345 Avenue of the Americas
46th Floor
New York, New York 10105

>   **Re: Fortress Value Acquisition Corp.**
>   **Form S-4**
>   **Exhibit No. 10.15**
>   **Filed August 27, 2020**
>   **File No. 333-248433**

Dear Mr. McKnight:

        We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

>   Sincerely,
>
>   Division of Corporation Finance